PRESS RELEASE

Exhibit 99

ROSTELECOM REPORTS 2003 FULL YEAR RAS AUDITED NET PROFIT INCREASE OF 155.2% TO RUR 7,899.3 MILLION

•	2003 full year revenue increased by 17.8% and totaled RUR 29,927.9 million. Excluding the effect of the introduction of the new settlement system, revenue grew by 8.2%(1), to RUR 27,484.2 million;

•	Domestic long-distance traffic grew by 15.2%(2), international outgoing traffic – by 7.2%, and international incoming traffic – by 24.1%;

•	Operating profit increased by 17.0% and amounted to RUR 9,029.1 million;

•	Net profit totaled RUR 7,899.3 million, an increase of 155.2% year-on-year.

Moscow — April 13, 2004 — Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia’s national long-distance telecommunications operator, today announced audited 2003 full year results in accordance with Russian accounting legislation (RAS).

Rostelecom’s CEO Dmitry Yerokhin commented on the results: “In 2003 Rostelecom successfully achieved its objectives of improving revenue dynamics and ensuring strong traffic growth. We saw improvement in almost all the operating areas, including growth in revenues from Moscow subscribers as well as international operators. Our goal for 2004 is to further strengthen our position in the Russian telecommunications market.”

Rostelecom’s CFO Vladimir Androsik commented on the Company’s business plan for 2004: “In 2004 we expect domestic long-distance and outgoing international traffic to grow by 10%, and incoming international traffic to grow by 15%. We expect full-year 2004 non-consolidated revenue growth of 11% (excluding the effect of the new settlement system)”.

Domestic long-distance (DLD) traffic in 2003 increased by 15.2% year-on-year and totaled 8,219.6 million minutes. 2003 DLD revenues grew by 40.9% year-on-year to RUR 12,360.4 million. Excluding the RUR 2,443.8 million effect of the introduction of the new settlement system on revenues, DLD revenues increased by 13.0% to RUR 9,916.6 million.

Outgoing international long-distance (ILD) traffic in 2003 grew by 7.2% to 1,323.4 million. 2003 ILD revenues from Russian clients increased by 0.2% year-on-year and totaled RUR 7,988.9 million.

2003 incoming international traffic surged 24.1% year-on-year to 1,207.4 minutes, reflecting Rostelecom’s growing market share. Revenues from international operators for telephone traffic termination increased by 0.7% year-on-year and amounted to RUR 4,091.4 million.

Total revenues from Moscow subscribers for 2003 increased by 2.0% accompanied by total traffic growth of 5.7% year-on-year.

2003 full year revenue totaled RUR 29,927.9 million, an increase of 17.8% year-on-year. Excluding the effect of the introduction of the new settlement system, revenue grew by 8.2%, to RUR 27,484.2 million.

(1)

Rostelecom financial results for 2003 take into account the introduction of the new settlement system for domestic long-distance traffic transit from August 1, 2003. In order to ensure comparability, this press-release also contains figures for 2003 in accordance with the old settlement system.

(2)	All traffic data provided in the press-release is preliminary.

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Rostelecom’s operating expenses for 2003 amounted to RUR 20,898.9 million, an 18.1% increase year-on-year. Excluding the effect of the introduction of the new settlement system, operating expenses grew by 5.1% and totaled RUR 18,591.0 million.

Operating expenses increased mainly due to higher payments to operators, a planned increase in staff costs, higher public utility prices. The effect of the introduction of the new settlement system on operating expenses (payments to local operators) amounted to RUR 2,307.9 million.

As a result EBITDA(3) was RUR 12,455.8 million, an increase of 0.6% year-on-year.

Depreciation charges declined by 26.5% to RUR 3,426.8 million as a number of Rostelecom’s leased assets were fully depreciated in the second half of 2002.

2003 full year operating profit amounted to RUR 9,029.1 million, a 17.0% increase year-on-year.

The results from other operating activities for 2003 totaled RUR 1,177.5 million, an increase of 166.9% year-on-year. This positive trend is attributable to several factors. These include the increased market value of the Company’s financial investments, including Rostelecom’s stake in Golden Telecom, Inc., acquired as a result of the sale of a 50% interest in Sovintel in 2002. The positive effect from the revaluation of the Company’s financial investments totaled RUR 2,054.5 million. In addition, Rostelecom recorded a RUR 728.6 million gain from the sale of a 27.1% stake in RTC-Leasing and a RUR 161.3 million gain from the sale of a 23.5% interest in MCC.

The result from other non-sales activities in 2003 amounted to RUR 486.6 million compared to RUR (2,874.9) million in 2002. This is attributable to income from the restructuring of Rostelecom’s debt to the Ministry of Finance in the amount of RUR 751,7 million.

As a result 2003 full year net profit totaled RUR 7,899.3 million, an increase of 155.2% year-on-year. As we have mentioned above, the significant net profit growth is partly attributable to a number of one-time gains not related directly to the Company’s core activities, including the long-lasting positive effect from the sale of a 50% interest in Sovintel (increased market value of Rostelecom’s stake in Golden Telecom, Inc.), income from the MinFin debt restructuring and gain from the sale of stakes in RTC-Leasing and MCC.

During 2003 the Company was also successful in significantly improving its balance sheet structure. Thus, the total loans outstanding decreased by 15.0% to RUR 3,839.7 million, with short-term loans decreasing by 53.2% to RUR 1,715.7 million as a result of the restructuring of Rostelecom’s debt to the Ministry of Finance.

Total leasing obligations decreased by 32.4% to RUR 6,118.7 million as of December 31, 2003, which is attributable to repayment of the current portion of obligations during 2003. The effect from the restructuring of leasing obligations undertaken in the first quarter of 2004 is not reflected in these financial statements.

The Company shareholders’ equity increased by 36.4% to RUR 26,463.8 million.

(3)	EBITDA is calculated as total revenues less operating costs excluding depreciation.

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Profit and Loss Statement, RUR Million.

	2002	2003	% change, y-o-y

Revenue	25,408.8	29,927.9	17.8%
Revenue (excluding the effect of the new settlement system)	25,408.8	27,484.2	8.2%
Operating expenses	(17,688.6)	(20,898.9)	18.1%
Operating expenses (excluding the effect of the new
settlement system)	(17,688.6)	(18,591.0)	5.1%
Depreciation	(4,663.2)	(3,426.8)	-26.5%
EBITDA	12,383.3	12,455.8	0.6%
Operating profit	7,720.1	9,029.1	17.0%
Results from other operating activities	441.1	1,177.5	166.9%

Profit from revaluation of financial investments	—	2,054.5	n/a

Profit from sale of subsidiaries and associates	3,024.3	890.0	-70.6%

Results from other non-sales activities	(2,874.9)	486.6	-116.9%

Profit from the restructuring of debt to the
Ministry of Finance	—	751,7	n/a
Profit before tax	5,286.3	10,693.2	102.3%
Income tax	(2,186.7)	(2,786.1)	27.4%
Extraordinary items	(4.2)	(7.8)	83.4%
Net Profit	3,095.4	7,899.3	155.2%

Key Ratios

	2002	2003

Operating margin, %	30.4%	30.2%
EBITDA margin, %	48.7%	41.6%*
Net margin, %	12.2%	26.4%

*	EBITDA margin decline was mainly due to the introduction of the new settlement system.

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Balance Sheet, RUR Million

	01.01.2003*	31.12.2003	% change, y-o-y

ASSETS
Non-current assets, incl.	23,012.3	24,029.1	4.4%
Intangible assets	0.021	0.019	-9.5%
Fixed assets	17,143.8	15,143.3	-11.7%
Construction in progress	2,863.2	4,515.4	57.7%
Long-term financial investments	2,517.3	3,971.4	57.8%
Deferred tax assets	102.7	—	n/a
Other non-current assets	385.2	398.9	3.6%
Current assets, incl	18,039.5	19,889.8	10.3%
Inventory	690.9	730.2	5.7%
VAT on obtained property	1,988.9	1,870.2	-6.0%
Accounts receivable	9,808.8	8,826.8	-10.0%
Short-term financial investments	4,507.0	6,627.5	47.1%
Cash and cash equivalents	1,044.0	1,835.1	75.8%
Other current assets	0.060	0.022	-63.3%

BALANCE	41,051.8	43,918.9	7.0%

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	19,399.2	26,463.8	36.4%
Liabilities, incl	21,652.6	17,455.1	-19.4%
Long-term liabilities	7,291.9	5,201.0	-28.7%

Loans due more than in 12 months	847.7	2,124.0	150.6%

Leasing obligations	6,397.1	2,350.2	-63.3%
Short-term liabilities	14,360.7	12,254.1	-14.7%

Loans due less than in 12 months	3,667.8	1,715.7	-53.2%

Leasing obligations	2,655.6	3,768.5	41.9%

BALANCE	41,051.8	43,918.9	7.0%

*

Beginning January 1, 2003 with the introduction of the Accounting standard “Accounting for income taxes (PBU 18/02)” the Company calculated and recorded in its RAS financial statement deferred income tax assets and liabilities which would become payable in subsequent periods. In 2002 deferred taxes were not calculated. Opening balances for deferred tax assets/liabilities on January 1, 2003 were calculated for the purpose of comparability of financial statement items in accordance with the Accounting standards “Financial statements of the organization (PBU 4/99)” and “Accounting policy of the organization (PBU 1/98)”.

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              Certain statements in this press-release are “forward-looking statements” within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

              These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

              These risks include the risk of changes the Company’s operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

              For a more detailed discussion of these and other factors, see the Company’s Annual Report on Form 20-F for its most recently completed fiscal year and the Company’s other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company’s ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

              The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.

For further details please contact

Anna Kareva Director for public and investor relations Tel.: + 7 095 973 9920 Fax: + 7 095 787 2850 e-mail: kareva@hq.rt.ru

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